CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated March 27, 2012 relating to the consolidated financial statements of Primero Mining Corp. (“Primero”) appearing in this Annual Report on Form 40-F of Primero for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
April 2, 2012